FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

September 16, 2013

Item 3	News Release

News release attached as Schedule “A” was disseminated on September 16, 2013 via Canada NewsWire.

Item 4	Summary of Material Change

On September 16, 2013, the Company announced it has entered into a secured loan facility agreement with Deerfield Management Company, L.P. for $25 million in financing.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated September 16, 2013.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

Name of Executive Officer:	Kelly McNeill
Title:	Executive Vice President Finance & CFO
Telephone Number:	763-203-6304

Item 9	Date of Report

September 16, 2013